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November 2, 2021

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attn: Jaea F. Hahn

Re:	High Income Securities Fund Proxy Statement on Schedule 14A

Dear Ms. Hahn:

On behalf of the High Income Securities Fund (the “Fund”), this letter is in response to comments on November 1, 2021 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s Preliminary Proxy Statement on Schedule 14A filed on October 21, 2021 (the “Proxy Statement”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

1.	Supplementally, please explain what is meant by a “non-binding advisory vote”.

Response:  The Board of Trustees of the Fund (the “Board”), although not required to seek shareholder approval of the Fund’s proxy voting policy under state or federal law, including the Investment Company Act of 1940, or under the Fund’s organizational documents, has determined that it believes it would be in the best interests of the Fund and its shareholders to obtain some indication of agreement of the Fund’s proxy voting policy from the Fund’s shareholders. This form of proposal is often referred to as a precatory proposal with the votes received being a “non-binding advisory vote”. Therefore, the Board is requesting that the Fund’s shareholders provide the Board with an indication of whether they agree or disagree with the change to the Fund’s proxy voting policy; however, approval of the Fund’s proxy voting policy is entirely within the purview of the Board and not of the Fund’s shareholders.

November 2, 2021

2.	Please expand on the discussion of Section 12(d) to explain mirror voting and when it is required, particularly in light of the adoption of Rule 12d1-4.

Response:  The following language will be amended to add the language in bold and delete the language that has been struck out: “Proposal 2 relates to the Fund’s proxy voting policy. The Fund relies on Section 12(d)(1)(f) of the 1940 Act in order to make investments in other closed-end investments companies in excess of the limits set forth in Section 12(d)(1)(a)(ii) and (iii). Section 12(d)(1)(f) requires that an investment company purchasing or acquiring securities of other investment companies exercise voting rights by proxy or otherwise with respect to any security purchased or acquired in the manner prescribed by Section 12(d)(1)(e), which requires that any such investment company “seek instructions from its security holders with regard to the voting of all proxies with respect to such security and to vote such proxies only in accordance with such instructions, or [to] vote the shares held by it in the same proportion as the vote of all other holders of such security.” The latter is referred to as “mirror voting.” With respect to ~~proxies~~ the securities of other closed-end investment companies held by the Fund (“underlying funds”), ~~in order to comply with Section 12(d) of the 1940 Act,~~ the Fund’s proxy voting policy requires the Fund to “mirror vote” all such proxies received by the Fund, unless the Investment Committee deems it appropriate to seek instructions from Fund shareholders with regard to such vote.”  The adoption of Rule 12d1-4 does not impact the Fund’s reliance on Section 12(d)(1)(f).

3.	Please explain how majority versus proportionally-based voting differs in the context of mirror voting.

Response:  The following language will be amended to add the language in bold: “When the Fund mirror votes proxies received by the Fund, the Fund instructs the inspector of election to vote its shares in each matter subject to a vote in the same proportion as the votes of all other holders of such shares. Under the Fund’s previous proxy voting policy, when the Investment Committee instead deemed it appropriate to seek instructions from Fund shareholders with regard to the voting of proxies, the Fund voted all such proxies as determined by a majority of the proxy voting instructions received from Fund shareholders. That ~~The Fund’s proxy voting~~ policy was amended by the Board in August 2021 to provide that such proxies are instead to be voted proportionally based upon the total number of shares owned by those shareholders that provide instructions.”

4.	Please explain why the Fund’s proxy voting policy was amended and discuss any factors the Board considered in making the change.

November 2, 2021

Response:  The Fund will add the following: “The Fund’s proxy voting policy was amended because the Board determined that it was more equitable and in the best interest of the Fund’s shareholders to utilize proportional voting when the Fund’s shareholders have a difference of opinion as to how the Fund should vote an underlying fund’s proxies.”

5.	Please clarify that the proxy voting policy was amended by the Board.

Response:  The following language will be amended to add the language in bold: “~~The Fund’s proxy voting~~ That policy was amended by the Board in August 2021 to provide that such proxies are instead to be voted proportionally based upon the total number of shares owned by those shareholders that provide instructions.”

6.	Please clarify whether shareholder input is required for any changes to the Fund’s proxy voting policy under Massachusetts law.

Response:  The Fund will add the following: “Shareholder input is not required for any changes to the Fund’s proxy voting policy under Massachusetts or federal law.”

7.	Please discuss whether the change to the proxy voting policy has any impact on the fees of the Fund and disclose any potential conflicts of interest.

Response: The Fund will add the following: “The change to the Fund’s proxy voting policy has no impact on the fees of the Fund and there are no potential conflicts of interest related thereto.”

8.	Please include a redline of Appendix A to show the changes to the proxy voting policy.

 Response: The Fund will show the changes to the proxy voting policy in Appendix A by providing a redline.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5277.

Sincerely,

/s/ Jennifer Patt Jennifer Patt